Exhibit 99.4
                       INTERSTATE POWER AND LIGHT COMPANY

                                Offer to Exchange
              Shares of 8.375% Series B Cumulative Preferred Stock
                           For Any and All Outstanding
              Shares of 8.375% Series A Cumulative Preferred Stock

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           The Exchange Offer will expire at 11:59 p.m., New York City time, on ______, 2003, unless the Offer is extended.
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                                                              ____________, 2003

To Our Clients:

     Enclosed for your consideration is a Prospectus, dated ______, 2003 (the "Prospectus"), and the related Letter of Transmittal (the "Letter of Transmittal"), relating to the offer (the "Exchange Offer") of Interstate Power and Light Company (the "Company") to exchange its shares of 8.375% Series B Cumulative Preferred Stock (the "New Preferred Shares"), which have been registered under the Securities Act of 1933, as amended, for all of its issued and outstanding unregistered shares of 8.375% Series A Cumulative Preferred Stock (the "Old Preferred Shares"), upon the terms and subject to the conditions described in the Prospectus and the Letter of Transmittal. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated December 20, 2002, by and between the Company and the initial purchaser named therein, related to the Old Preferred Shares.

     This material is being forwarded to you as the beneficial owner of the Old Preferred Shares held by us for your account but not registered in your name. A tender of such Old Preferred Shares may only be made by us as the holder of record and pursuant to your instructions.

     Accordingly, we request instructions as to whether you wish us to tender on your behalf the Old Preferred Shares held by us for your account, pursuant to the terms and conditions set forth in the enclosed Prospectus and Letter of Transmittal. We urge you to read the Prospectus carefully before instructing us as to whether or not to tender your Old Preferred Shares.

     Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the Old Preferred Shares on your behalf in accordance with the provisions of the Exchange Offer. The Exchange Offer will expire at 11:59 p.m., New York City time, on ______, 2003, unless extended by the Company. Any Old Preferred Shares tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

     If you wish to have us tender your Old Preferred Shares, please instruct us by completing, executing and returning to us the instruction form enclosed with this letter. The Letter of Transmittal is furnished to you for information only and may not be used directly by you to tender Old Preferred Shares.

     If we do not receive written instructions in accordance with the procedures presented in the Prospectus and the Letter of Transmittal, then we will not tender any of the outstanding Old Preferred Shares on your account.